VIA EDGAR

January 10, 2011

Ms. Julie F. Rizzo

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	The Cheesecake Factory Incorporated
Form 10-K for the Fiscal Year Ended December 29, 2009
Filed February 26, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 23, 2010
File No. 000-20574

Dear Ms. Rizzo:

On behalf of The Cheesecake Factory Incorporated (the “Company”), this letter is being transmitted in response to additional comments received from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) by letter dated December 16, 2010, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2009, filed on February 26, 2010, and the Company’s definitive Proxy Statement on Schedule 14A, filed on April 23, 2010.  The numbering of the paragraphs below corresponds to the numbering of the comments contained in the December 16, 2010 letter which, for the Staff’s convenience, we have incorporated into this response letter.

Definitive Proxy Statement on Schedule 14A

Fiscal 2009 Award Program under the 2005 Incentive Plan, page 48

1.              We note your response to our prior comment four and reissue our comment.  In particular, if you wish to argue that it is appropriate to omit performance targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please provide your analysis at this time.  The supplemental analysis should be based on the 2009 10-K.  In addition, advise us whether the company’s targets for the fiscal year ended December 31, 2010 are expected to be materially different from those of December 31, 2009.  To the extent that it is appropriate to omit specific targets, please advise us the disclosure that the company will provide pursuant to Instruction 4 of Item 402(b) of Regulation S-K.

Performance Targets for 2009.  We reviewed our disclosure in the proxy statement, filed April 23, 2010, in light of Staff’s comment above and provide the following additional information regarding our performance targets for fiscal 2009.  As we disclosed in the proxy statement, the objectives we established at the beginning of fiscal 2009 were “focused on stabilizing sales and increasing margins while, at the same time, heightening overall guest satisfaction and incident visits [at page 50].”  Our strategic initiatives were intended to (i) address a two-year decline in our comparable sales and operating margins; (ii) focus on customer satisfaction as a key driver for market share gains and future comparable sales growth; (iii) solidify our balance sheet; and (iv) ensure more than adequate liquidity to sustain our business should the economic environment worsen.

At the time our performance goals were being considered by management and the Compensation Committee, the United States economy was in the middle of the “Great Recession”; GDP was forecast to decline 3% and unemployment was projected to reach double digits; the Dow Jones Industrial Average had dipped below 7,000; the restaurant industry was entering its second year of measurable decline for the first time in 40 years of history as tracked by the National Restaurant Association; and the outlook for the median performance within our competitive set of casual dining concepts was a 5%-10% decline in EDITDA.  By the fourth quarter of 2008, we experienced our fourth straight quarter of decelerating sales, with a 7.1% decline in comparable sales; our operating margins were at record low levels; and we experienced our first ever reduction in force.

In setting performance objectives for fiscal 2009, the Compensation Committee determined that the following operating income and strategic initiative targets were appropriate and that, in light of the projected business environment for fiscal 2009 as described above, such objectives would be reasonably difficult to achieve:

Operating Income Target:  $90 million (excluding unusual, one-time items) at least flat compared to 2008

Strategic Initiatives:

•                  Cost of sales as a percentage of sales at least flat compared to 2008

•                  Labor expense as percentage of sales at least flat compared to 2008

•                  Core general and administrative expenses plus indirect pre-opening costs as a percentage of sales at least flat compared to 2008

•                  Operating margins equal to or greater than the mean for an internally defined peer group

•                  Debt repayment of $75-$100 million while maintaining a cash balance of at least $50 million

•                  Guest satisfaction scores for the full year at a specific percentage or better

In early 2010, the Compensation Committee reviewed our performance against the targets set for 2009 and determined that we achieved both our operating income and strategic initiative targets, as set forth below:

	Target	Actual	Performance vs. target
Operating Income Target (75% of bonus):
2009 operating income of $90 million at least equal to 2008	$90M	$102.8M	114.2%
Strategic Initiatives (25% of bonus, payable only if operating income is at least $50 million)):
2009 cost of sales as a percentage of sales flat as % of sales versus 2008	25.9%	24.6%	Achieved
2009 labor expense as % of sales flat versus 2008 labor expense as % of sales	33.2%	33.0%	Achieved
2009 core G&A plus indirect pre-opening costs as % of sales flat versus 2008 core G&A plus indirect pre-opening as % of sales(1)	5.0%	4.8%	Achieved
2009 operating margin equal to or greater than mean for our internally defined peer group(2)	4.7%	6.4%	Achieved
Debt repayment of $75-$100 million in 2009 while maintaining a cash balance of at least $50 million	$75-$100M	$175M	Achieved
Guest satisfaction full year score of specific percentage or better	See below(3)	See below(3)	Achieved

(1)         Core G&A plus Indirect Pre-Opening Costs as Percentage of Sales.  We have provided the target and actual percentage for this performance measure; however, we have not disclosed the components of this measure because doing so would cause us serious competitive harm.  We use an internal measure (designated “core G&A” which includes certain but not all expenses incurred as “general and administrative”) to track certain costs across the Company.  In addition, we identify certain costs as “indirect pre-opening costs” (which include costs we incur to maintain the resources needed to prepare to open new restaurants) and closely monitor the level of those expenditures against our overall growth expectations.  These numbers are not line items in our audited financial statements and cannot be derived from our public disclosures.  Disclosure and quantification of the components of this measure would provide information to our competitors regarding (i) specific infrastructure strategies (including certain aspects of our compensation strategies, and the relative importance of certain business development activities and relationships), and (ii) margin leverage opportunities, and whether those strategies remain in place and/or continue to be effective.  Our competitors could use this information to hire away key personnel and to identify business development opportunities with respect to which we may currently have a competitive advantage.

(2)         Operating Margin Compared to Mean for Defined Peer Group.  We have provided the target and actual percentage for this performance measure; however, we have not provided a list of the publicly-held, casual dining restaurant companies against which we compare our operating margins for purposes of this performance measure because doing so would cause us serious competitive harm by disclosing to the restaurant industry the companies we consider our direct competitors.  We have not disclosed the names of companies we consider our competitors under Item 101(c)(1)(x) of Regulation S-K and do not plan to do so in the future unless required under applicable rules.

(3)         Guest Satisfaction Scores.  While we have disclosed to our investors in the past whether our guest satisfaction scores have improved in general, we have not at any time in the past disclosed to the public our target or actual scores, and have no plans in the future to do so, because we believe that doing so would cause us serious competitive harm in a number of ways.  First, we retain the services of a third party vendor to assess our guests’ level of satisfaction.  Many of our direct competitors also retain the services of this third party vendor whose methodology is used in the same fashion to assess our competitors’ performance against the same criteria.  Our vendor provides us with our scores on a regular basis and is under a contractual obligation not to disclose our scores to anyone other than us.  As such, this information is highly proprietary.  Also, public disclosure of such scores could adversely affect consumer perception of our restaurants and harm our business.  For example, if our scores were not perceived by consumers as being at an acceptable level, they may choose not to dine in our restaurants. In addition, if we disclose our scores and our competitors choose not to do so, we would be at a competitive disadvantage since consumers would have no point of reference with which to compare our scores to those of our competitors.  Finally, disclosure of such scores could affect the validity and reliability of our vendor’s methodology in that expectations of our guests’ experiences at our restaurants could be altered and their responses to guest satisfaction surveys colored by reference to those scores.  Therefore, we have not provided the specific target or actual achievement related to this performance goal.

Performance Targets for Fiscal 2010.  Our performance targets for fiscal 2010 are similar in nature to those for fiscal 2009 in that they include an operating income target and additional strategic initiatives as qualified by a minimum operating income target.  The four strategic initiatives for fiscal 2010 are: (i) operating margin greater than the mean for an internally defined peer group; (ii) an improvement in our guest satisfaction scores; (iii) specific comparable store sales performance versus fiscal 2009; and (iv) acceptable progress related to the implementation of certain enhancements to our information technology infrastructure. We expect to disclose the target goal and actual results with respect to items (i) (operating margins) and (iii) (comparable store sales).  We expect our disclosure with respect to item (ii) (guest satisfaction scores) will be substantially similar in nature to the disclosure regarding that item for fiscal 2009 as set forth above.  With respect to item (iv) (our information technology infrastructure goal), we believe that disclosure of specific enhancements to our systems would cause us serious competitive harm in that our competitors could derive from that disclosure material cost reduction opportunities and the degree to which our infrastructure strategy provides either a competitive advantage or disadvantage. In addition, such disclosure would require a description of highly technical software and hardware upgrades, and would be lengthy and beyond the technical understanding of most readers. As a result, we plan to disclose the general nature of our infrastructure improvement efforts and whether the Compensation Committee has determined that the goal has been achieved for fiscal 2010.

* * *

The Company further acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in these filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to these filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact the undersigned at (818) 871-3080 with any questions regarding the above.

Sincerely,

/s/ Debby R. Zurzolo
Debby R. Zurzolo
Executive Vice President, General Counsel and
Secretary